Exhibit 99.1

ASUR Announces Total Passenger Traffic for August 2022

Compared to August 2019, passenger traffic increased by 34.8% in Colombia, 21.5% in Mexico and 11.1% in Puerto Rico

MEXICO CITY, Sept. 6, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for August 2022 reached a total of 5.9 million passengers, 22.8% above the levels reported in August 2019.

Compared to August 2019, passenger traffic increased by 34.8% in Colombia, 21.5% in Mexico and 11.1% in Puerto Rico. All countries of operations reported increases in both domestic and international traffic.

This announcement reflects comparisons between the periods August 1 through August 31, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
			August		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Mexico		2,915,346	2,669,223	3,543,252	32.7	21.5	23,564,174	18,137,183	26,079,079	43.8	10.7
Domestic Traffic		1,546,236	1,347,712	1,791,666	32.9	15.9	11,078,558	9,470,412	11,799,961	24.6	6.5
International Traffic		1,369,110	1,321,511	1,751,586	32.5	27.9	12,485,616	8,666,771	14,279,118	64.8	14.4
San Juan, Puerto Rico		815,043	935,781	905,678	(3.2)	11.1	6,501,170	6,490,941	7,086,614	9.2	9.0
Domestic Traffic		733,331	872,000	819,719	(6.0)	11.8	5,801,363	6,173,739	6,467,266	4.8	11.5
International Traffic		81,712	63,781	85,959	34.8	5.2	699,807	317,202	619,348	95.3	(11.5)
Colombia		1,100,536	1,016,541	1,483,764	46.0	34.8	7,793,748	5,897,201	10,682,141	81.1	37.1
Domestic Traffic		929,410	865,436	1,210,803	39.9	30.3	6,591,052	5,036,353	8,922,406	77.2	35.4
International Traffic		171,126	151,105	272,961	80.6	59.5	1,202,696	860,848	1,759,735	104.4	46.3
Total Traffic		4,830,925	4,621,545	5,932,694	28.4	22.8	37,859,092	30,525,325	43,847,834	43.6	15.8
Domestic Traffic		3,208,977	3,085,148	3,822,188	23.9	19.1	23,470,973	20,680,504	27,189,633	31.5	15.8
International Traffic		1,621,948	1,536,397	2,110,506	37.4	30.1	14,388,119	9,844,821	16,658,201	69.2	15.8

Mexico Passenger Traffic
			August		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,546,236	1,347,712	1,791,666	32.9	15.9	11,078,558	9,470,412	11,799,961	24.6	6.5
CUN	Cancun	867,640	824,710	1,072,363	30.0	23.6	6,001,677	5,814,426	6,749,418	16.1	12.5
CZM	Cozumel	17,655	23,963	23,284	(2.8)	31.9	136,407	102,552	115,228	12.4	(15.5)
HUX	Huatulco	74,618	55,589	79,472	43.0	6.5	523,054	400,251	587,232	46.7	12.3
MID	Merida	218,032	161,810	254,273	57.1	16.6	1,683,745	1,123,637	1,709,940	52.2	1.6
MTT	Minatitlan	12,115	7,446	10,079	35.4	(16.8)	94,879	61,962	65,668	6.0	(30.8)
OAX	Oaxaca	93,255	69,083	94,729	37.1	1.6	660,885	483,276	689,559	42.7	4.3
TAP	Tapachula	30,222	36,102	38,989	8.0	29.0	242,101	255,863	317,135	23.9	31.0
VER	Veracruz	123,754	84,294	112,382	33.3	(9.2)	925,202	643,342	803,336	24.9	(13.2)
VSA	Villahermosa	108,945	84,715	106,095	25.2	(2.6)	810,608	585,103	762,445	30.3	(5.9)
International Traffic		1,369,110	1,321,511	1,751,586	32.5	27.9	12,485,616	8,666,771	14,279,118	64.8	14.4
CUN	Cancun	1,301,415	1,237,207	1,653,404	33.6	27.0	11,781,655	8,129,187	13,467,783	65.7	14.3
CZM	Cozumel	20,700	28,766	39,035	35.7	88.6	277,507	243,899	348,794	43.0	25.7
HUX	Huatulco	2,366	2,438	2,165	(11.2)	(8.5)	106,685	18,083	64,240	255.3	(39.8)
MID	Merida	17,541	20,574	23,579	14.6	34.4	143,676	120,920	172,912	43.0	20.3
MTT	Minatitlan	864	815	1,562	91.7	80.8	5,480	4,080	8,262	102.5	50.8
OAX	Oaxaca	15,739	14,098	18,070	28.2	14.8	100,345	73,927	126,533	71.2	26.1
TAP	Tapachula	1,517	2,464	1,736	(29.5)	14.4	9,468	7,192	9,372	30.3	(1.0)
VER	Veracruz	6,871	10,512	9,464	(10.0)	37.7	46,552	51,764	62,573	20.9	34.4
VSA	Villahermosa	2,097	4,637	2,571	(44.6)	22.6	14,248	17,719	18,649	5.2	30.9
Traffic Total Mexico		2,915,346	2,669,223	3,543,252	32.7	21.5	23,564,174	18,137,183	26,079,079	43.8	10.7
CUN	Cancun	2,169,055	2,061,917	2,725,767	32.2	25.7	17,783,332	13,943,613	20,217,201	45.0	13.7
CZM	Cozumel	38,355	52,729	62,319	18.2	62.5	413,914	346,451	464,022	33.9	12.1
HUX	Huatulco	76,984	58,027	81,637	40.7	6.0	629,739	418,334	651,472	55.7	3.5
MID	Merida	235,573	182,384	277,852	52.3	17.9	1,827,421	1,244,557	1,882,852	51.3	3.0
MTT	Minatitlan	12,979	8,261	11,641	40.9	(10.3)	100,359	66,042	73,930	11.9	(26.3)
OAX	Oaxaca	108,994	83,181	112,799	35.6	3.5	761,230	557,203	816,092	46.5	7.2
TAP	Tapachula	31,739	38,566	40,725	5.6	28.3	251,569	263,055	326,507	24.1	29.8
VER	Veracruz	130,625	94,806	121,846	28.5	(6.7)	971,754	695,106	865,909	24.6	(10.9)
VSA	Villahermosa	111,042	89,352	108,666	21.6	(2.1)	824,856	602,822	781,094	29.6	(5.3)

Us Passenger Traffic, San Juan Airport (LMM)
		August		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	815,043	935,781	905,678	(3.2)	11.1	6,501,170	6,490,941	7,086,614	9.2	9.0
Domestic Traffic	733,331	872,000	819,719	(6.0)	11.8	5,801,363	6,173,739	6,467,266	4.8	11.5
International Traffic	81,712	63,781	85,959	34.8	5.2	699,807	317,202	619,348	95.3	(11.5)

Colombia Passenger Traffic Airplan
			August		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		929,410	865,436	1,210,803	39.9	30.3	6,591,052	5,036,353	8,922,406	77.2	35.4
MDE	Rionegro	681,701	620,779	905,638	45.9	32.8	4,782,801	3,467,579	6,611,937	90.7	38.2
EOH	Medellin	100,487	95,201	113,985	19.7	13.4	708,345	595,592	815,244	36.9	15.1
MTR	Monteria	87,511	100,086	134,785	34.7	54.0	647,864	632,739	1,029,932	62.8	59.0
APO	Carepa	19,548	19,647	22,887	16.5	17.1	143,361	131,589	185,984	41.3	29.7
UIB	Quibdo	32,500	27,027	32,160	19.0	(1.0)	246,693	183,534	230,624	25.7	(6.5)
CZU	Corozal	7,663	2,696	1,348	(50.0)	(82.4)	61,988	25,320	48,685	92.3	(21.5)
International Traffic		171,126	151,105	272,961	80.6	59.5	1,202,696	860,848	1,759,735	104.4	46.3
MDE	Rionegro	171,126	151,105	272,961	80.6	59.5	1,202,696	860,848	1,759,735	104.4	46.3
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,100,536	1,016,541	1,483,764	46.0	34.8	7,793,748	5,897,201	10,682,141	81.1	37.1
MDE	Rionegro	852,827	771,884	1,178,599	52.7	38.2	5,985,497	4,328,427	8,371,672	93.4	39.9
EOH	Medellin	100487	95,201	113,985	19.7	13.4	708,345	595,592	815,244	36.9	15.1
MTR	Monteria	87,511	100,086	134,785	34.7	54.0	647,864	632,739	1,029,932	62.8	59.0
APO	Carepa	19,548	19,647	22,887	16.5	17.1	143,361	131,589	185,984	41.3	29.7
UIB	Quibdo	32,500	27,027	32,160	19.0	(1.0)	246,693	183,534	230,624	25.7	(6.5)
CZU	Corozal	7,663	2,696	1,348	(50.0)	(82.4)	61,988	25,320	48,685	92.3	(21.5)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com